EXHIBIT 99.1

CONSENT OF INDEPENDENT VALUER

We hereby consent to the reference of our name and description of our role in the valuation process of the estimated net asset values per common share of Lightstone Value Plus REIT I, Inc. and its subsidiaries being included or incorporated by reference in the Registration Statement on Form S-3D (File No. 333-227864) of Lightstone Value Plus REIT I, Inc., which reference and description are included in this Annual Report on Form 10-K of Lightstone Value Plus REIT I, Inc. filed April 1, 2024.

In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Robert A. Stanger & Co., Inc.

Robert A. Stanger & Co., Inc.

April 1, 2024